UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             BOSTON TECHNOLOGY, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   457472 10 8
                                 (CUSIP Number)

                            Rafael Robles Miaja, Esq.
                        Franck, Galicia, Duclaud, y Robles S.C.
                                  Torre Optima
                     Avenida de las Palmas No. 405 - piso 3
                            Col. Lomas de Chapultepec
                                11000 Mexico D.F.


                          Telephone: 011-52-5-540-9200

                                    Copy to:

                            Alfred J. Ross, Jr., Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                          New York, New York 10022-6069
                            Telephone: (212) 848-7058
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  July 22, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement |X|.

                         (Continued on following pages)


                              (Page 1 of 13 Pages)


- -----------------------------------------                                                          ---------------------------------
CUSIP No.               457472 10 8                                                                Page    2      of     13    Pages
                  -----------------------                                                                 ---           ----
- -----------------------------------------                                                          ---------------------------------

- ------------------------------------------------------------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Orient Star Holdings
- ------------------------------------------------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                  (a) |_|
                                                                                                                             (b) |_|

- ------------------------------------------------------------------------------------------------------------------------------------
     3     SEC USE ONLY

- ------------------------------------------------------------------------------------------------------------------------------------
     4     SOURCE OF FUNDS

           WC
- ------------------------------------------------------------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                               |_|

- ------------------------------------------------------------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
- ------------------------------------------------------------------------------------------------------------------------------------
       NUMBER OF          7      SOLE VOTING POWER

       SHARES

     BENEFICIALLY     --------------------------------------------------------------------------------------------------------------
                           8     SHARED VOTING POWER
       OWNED BY
                                 1,580,000
         EACH         --------------------------------------------------------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
      REPORTING

                      --------------------------------------------------------------------------------------------------------------
        PERSON            10     SHARED DISPOSITIVE POWER

         WITH                    1,580,000

- ------------------------------------------------------------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,580,000
- ------------------------------------------------------------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                                 |_|

- ------------------------------------------------------------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.33%
- ------------------------------------------------------------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON

           CO
- ------------------------------------------------------------------------------------------------------------------------------------

- -------------------------                                                       ----------------------------------------------------
CUSIP No. 457472 10 8                                                                             Page    3      of     13    Pages
                                                                                                         ---           ----
- -------------------------                                                       ----------------------------------------------------

- ------------------------------------------------------------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Carso Global Telecom, S.A. de C.V.
- ------------------------------------------------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                  (a) |_|
                                                                                                                             (b) |_|

- ------------------------------------------------------------------------------------------------------------------------------------
     3     SEC USE ONLY

- ------------------------------------------------------------------------------------------------------------------------------------
     4     SOURCE OF FUNDS

           WC
- ------------------------------------------------------------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                               |_|

- ------------------------------------------------------------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Mexico
- ------------------------------------------------------------------------------------------------------------------------------------
       NUMBER OF          7      SOLE VOTING POWER

       SHARES

     BENEFICIALLY     --------------------------------------------------------------------------------------------------------------
                           8     SHARED VOTING POWER
       OWNED BY
                                 1,580,000
         EACH         --------------------------------------------------------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER
      REPORTING

                      --------------------------------------------------------------------------------------------------------------
        PERSON            10     SHARED DISPOSITIVE POWER

         WITH                    1,580,000

- ------------------------------------------------------------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,580,000
- ------------------------------------------------------------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                                 |_|

- ------------------------------------------------------------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.33%
- ------------------------------------------------------------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON

           HC
- ------------------------------------------------------------------------------------------------------------------------------------

Item 1.   Security and Issuer.

     This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of Boston Technology, Inc. (the "Issuer"). The Issuer is a corporation organized under the laws of the state of Delaware, and has its principal executive offices located at 100 Quannapowitt Parkway, Wakefield, Massachusetts, 01880.


Item 2.   Identity and Background.

     (a) The names of the persons filing this statement are (i) Orient Star Holdings, a corporation organized under the laws of the Cayman Islands ("Orient Star"), and (ii) Carso Global Telecom, S.A. de C.V., a corporation organized under the laws of Mexico ("CGT"; and together with Orient Star, the "Filing Persons").

     (b) The address of the principal business and principal office of Orient Star is Paseo de las Palmas Num. 736, Col. Lomas de Chapultepec, Mexico, D.F., C.P. 11000. The address of the principal business and principal office of CGT is Paseo de las Palmas Num. 740, Col. Lomas de Chapultepec, Mexico, D.F., C.P. 11000.

     (c) Set forth in Schedule A is the name, citizenship, business address and present principal occupation or employment, as well as the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of Orient Star, as of the date hereof.

     Set forth in Schedule B is the name, citizenship, business address and present principal occupation or employment, as well as the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of CGT, as of the date hereof.

     Orient Star is a direct wholly owned subsidiary of CGT, and the principal business of Orient Star is investments.

     The principal business of CGT is as a holding company with investments in the telecommunications and multimedia industries.

     (d)-(e) During the last five years, neither of the Filing Persons, or, to the knowledge of Orient Star or CGT, any person named in Schedule A or Schedule B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of

                              (Page 4 of 13 Pages)
such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) See Schedule A and Schedule B.


Item 3.   Source and Amount of Funds or Other Consideration.





                              (Page 5 of 13 Pages)

      As a result of the transactions listed in Schedule C, and as of the date hereof, Orient Star is the direct beneficial owner of 1,580,000 shares of Common Stock (the "Shares"). The aggregate purchase price of the Shares was $21,914,600.

     The source of funds for the purchases of the Shares made by Orient Star was working capital.


Item 4. Purpose of Transaction.

     Orient Star acquired the Shares for investment purposes and not with the purpose of acquiring control of the Issuer.

     The Filing Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Filing Persons will take such actions in the future as the Filing Persons may deem appropriate in light of the circumstances existing from time to time. A Filing Person may acquire Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, a Filing Person may determine to dispose of some or all of the Issuer's securities currently owned by it or otherwise acquired by it either in the open market (subject to applicable legal restrictions) or in privately negotiated transactions.

     Except as set forth above, the Filing Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of securities of the Issuer to be deregistered or delisted,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

                              (Page 6 of 13 Pages)

     (a) In computing the percentage ownership of Common Stock for the purposes of this Schedule 13D, the Filing Persons have relied on the quarterly report on Form 10-Q for the fiscal quarter ended April 30, 1996 (File No. 0-17384) in which the Issuer reported that as of June 7, 1996, there were 24,966,674 shares of Common Stock outstanding. The Shares beneficially owned by Orient Star constitute approximately 6.33% of the Common Stock outstanding. To the knowledge of the Filing Persons, no Common Stock is beneficially owned by any of the persons named in either Schedule A or Schedule B.

     Through its direct ownership of Orient Star, CGT, for the purpose of Rule 13d-3, may also be considered to be a beneficial owner of the Shares. Based upon information supplied by the Issuer, as of June 7, 1996 such shares would constitute approximately 6.33% of the Common Stock outstanding.

     (b) Orient Star has shared power with CGT to vote and to dispose of 1,580,000 shares of Common Stock.

     CGT has shared power with Orient Star to vote and to dispose of 1,580,000 shares of Common Stock.

     (c) Except for purchases made by Orient Star as listed in Schedule C, to the knowledge of Orient Star and CGT, neither of the Filing Persons nor any person named in Schedule A or Schedule B, has effected any transaction in shares of Common Stock during the past 60 days.

     (d) To the knowledge of the Filing Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Filing Persons.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


                              (Page 7 of 13 Pages)

Item 7.    Material to be Filed as Exhibits.

Exhibit                                   Description

NONE


                              (Page 8 of 13 Pages)

                                    Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 31, 1996                       ORIENT STAR HOLDINGS


                                            By  /s/ Patrick Slim Domit
                                                --------------------------------
                                                Name:  Patrick Slim Domit
                                                Title: Director



                              (Page 9 of 13 Pages)

                                    Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 31, 1996                   CARSO GLOBAL TELECOM, S.A. de C.V



                                        By  /s/ Eduardo Valdes Acra
                                            ------------------------------------
                                            Name:  Eduardo Valdes Acra
                                            Title: Director



                             (Page 10 of 13 Pages)

                                                                      Schedule A

                        DIRECTORS AND EXECUTIVE OFFICERS
                             OF ORIENT STAR HOLDINGS


     The name, business address and title with Orient Star Holdings, and present principal occupation or employment and the name, principal business and address of employer, of each of the directors and executive officers of Orient Star Holdings are set forth below. The business address for each person listed below is the same as the business address for that person's employer. The address of Orient Star Holdings is Paseo de las Palmas Num. 736, Col. Lomas de Chapultepec, Mexico, D.F., C.P. 11000. Each person listed below is a citizen of Mexico, except Mr. Nakfoor, who is a citizen of the United States of America and Mr. Reddyhough who is a citizen of Great Britain.

                                                                                Present Principal Occupation
           Name, Title and                                                       Including Name, Principal
           Business Address                                                 Business and Address of Employer
           ---------------                                                  --------------------------------
Marco Antonio Slim Domit                                                Chief Executive Officer; Banco Inbursa,
(Director)                                                                  S.A.; Insurgentes Sur Num. 3500, Col.
                                                                            Pena Pobre, Mexico, D.F., C.P. 14060

Patrick Slim Domit                                                      Chief Executive Officer; Industrias Nacobre,
    (Director)                                                              S.A. de C.V.; Poniente 134 Num. 719,
                                                                            Col. Industrial Vallejo, Mexico, D.F.,
                                                                                         C.P. 02300

Julian Reddyhough                                                       Attorney; Partner, Maples and
    (Secretary)                                                             Calder; Ugland House, P.O. Box 309 GT,
                                                                            South Church Street, Grand Cayman

James Michael Nakfoor                                                   International Subdirector; Inversora Bursatil,
                                                                            S.A. de C.V. Casa de Bolsa; Paseo de las
                                                                            Palmas Num. 736, Col. Lomas de
                                                                            Chapultepec, Mexico, D.F., C.P. 11000

                              (Page 11 of 13 Pages)

                                                                      Schedule B

                        DIRECTORS AND EXECUTIVE OFFICERS
                      OF CARSO GLOBAL TELECOM, S.A. de C.V.

     The name, business address and title with Carso Global Telecom, S.A. de C.V., and present principal occupation or employment and the name, principal business and address of employer, of each of the directors and executive officers of Carso Global Telecom, S.A. de C.V. are set forth below. The business address for each person listed below is the same as the business address for that person's employer. The address of Carso Global Telecom, S.A. de C.V. is Paseo de las Palmas Num. 740, Col. Lomas de Chapultepec, Mexico, D.F., C.P. 11000. Each person listed below is a citizen of Mexico.

                                                                                Present Principal Occupation
           Name, Title and                                                       Including Name, Principal
           Business Address                                                 Business and Address of Employer


Carlos Slim Helu                                                        Chairman of the Board; Carso Global
(Director and Chairman of the Board)                                       Telecom, S.A. de C.V.; Paseo de las
                                                                           Palmas Num. 740, Col. Lomas de
                                                                           Chapultepec, Mexico, D.F., C.P. 11000

Alejandro Escoto Cano                                                   Financial Director; Grupo Carso; Insurgentes
(Principal Accounting Officer                                              Sur Num. 3500, Col. Pena Pobre,
 and Chief Financial Officer)                                              Mexico, D.F., C.P. 14060

Jaime Chico Pardo                                                       Chief Executive Officer; Telefonos de
(Director)                                                                 Mexico, S.A. de C.V.; Parque Via Num.
                                                                           190, Col. Cuauhtemoc, Mexico, D.F.,
                                                                                         C.P. 06599

Humberto Gutierrez-Olvera Zubizarreta                                   Chief Executive Officer; Grupo Condumex,
(Director)                                                                  S.A. de C.V.; Miguel de Cervantes
                                                                            Saavedra Num. 255, Col. Ampliacion
                                                                            Granada, Mexico, D.F., C.P. 11520

Alfredo Sanchez Alcantara                                               Chief Executive Officer; Carso Global
(Director and Chief Executive Officer)                                      Telecom, S.A. de C.V.; Periferico Sur
                                                                            Num. 3190, Col. Jardines del Pedregal,
                                                                            Mexico, D.F., C.P. 01900

Carlos Slim Domit                                                       Chief Executive Officer; Sanborn Henmanos, S.A.;
(Director)                                                                  Calvario Num. 106, Col. Tlalpan,
                                                                            Mexico, D.F., C.P. 11700

Eduardo Valdes Acra                                                     Chief Executive Officer; Inversora Bursatil,
(Director)                                                                  S.A. de C.V., Casa de Bolsa; Paseo de
                                                                            las Palmas Num. 736, Col. Lomas
                                                                            Chapultepec, Mexico, D.F., C.P. 11000

Marco Antonio Slim Domit                                                 Chief Executive Officer;
(Director)                                                                  Banco Inbursa, S.A.;
                                                                            Insurgentes Sur Num. 3500,
                                                                            Col. Pena Pobre, Mexico,
                                                                            D.F., C.P. 14060


                             (Page 12 of 13 Pages)

                               Schedule C

DATE OF PURCHASE            NUMBER OF SHARES               NET PRICE PER SHARE
- ----------------            ----------------               -------------------
   June 4, 1996                  2,500                         $17.7500
   June 7, 1996                  5,000                         17.3750
   June 21, 1996                30,000                         16.5000
   June 24, 1996                15,000                         16.3750
   June 25, 1996                10,000                         16.5625
   June 26, 1996                30,000                         16.2000
   June 27, 1996                13,000                         16.3365
   June 28, 1996                 5,000                         16.8750
   July 1, 1996                 10,000                         16.9750
   July 2, 1996                 10,000                         16.8750
   July 3, 1996                 30,000                         17.1250
   July 5, 1996                 30,000                         16.5625
   July 8, 1996                 28,000                         16.4554
   July 10, 1996                35,000                         15.5357
   July 22, 1996                50,000                         14.0000
   July 23, 1996                50,000                         13.8600
   July 24, 1996                80,000                         13.3500
   July 25, 1996                75,000                         13.7500
   July 26, 1996                30,000                         13.7917
   July 29, 1996                20,000                         13.7500
   July 30, 1996                40,000                         13.6719



                             (Page 13 of 13 Pages)